[Delta Letterhead]

                                                           December 20, 2005
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Delta Air Lines, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 File No. 1-5424

Dear Mr. Foti:

This is in response to the Staff’s letter dated December 14, 2005 regarding Delta’s response letter dated December 7, 2005. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

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Form 10-K for the fiscal year ended December 31, 2004

Comment No. 1

Stock-Based Compensation, pages F-17

We note your response to prior comment number five citing the reason why you believe the three year expected life used in determining the fair value of your stock options is appropriate for options granted in fiscal 2003 and 2004. We also note from your response that subsequent to fiscal 2002, a substantial number of options were issued to non-management employees rather than to only management employees as historically had been the case in the past, and that the options issued to non-management employees expire 6 years from date of grant. You also indicate that generally the expected life of options issued to management is longer than options issued to non-management employees particularly in light of your pay and benefit cuts implemented in 2003 and 2004. However, in view of your recent past financial difficulties, including your liquidity shortfall, bankruptcy proceedings and declining stock price, we would not necessarily agree that non-management employees would be inclined to exercise such options more quickly than management under such circumstances, which it appears your option activity table on page F-47 indicates by the limited number of exercises in the periods presented. In this regard, we believe you should consider re-evaluating your assumptions used in estimating the fair value of stock options granted in fiscal 2005, specifically taking into consideration the significant downward change in your financial circumstances and stock price, and the limited exercise activity as experienced during the last three fiscal years.

Response:

We will re-evaluate our assumptions used in estimating the fair value of stock options granted in fiscal 2005 and, if appropriate, revise our disclosure in future filings.

For your information, there were not a significant number of stock options granted during 2005.  Our original fair value estimate of stock options granted during 2005 totals approximately $4.3 million.  Assuming the expected life of these options is equal to their contractual life and other factors considered by the Black Scholes model, such as interest rate and stock price volatility, are updated accordingly, the estimated fair value of these options would, instead, total approximately $5.2 million.  This amount, we believe, is the high end of the range of reasonably possible fair value estimates and is not materially different than our current estimate.

Comment No. 2

Stock-Based Compensation, pages F-17

         Notwithstanding the above, we believe you should revise future filings, where appropriate to disclose the significant changes made by management with respect to the assumptions used in estimating the fair value of your stock options granted in the periods presented and describe in complete and clear detail the underlying reason(s) or factors considered by management in making such changes. Similar to your response to prior comment number five, please revise your disclosure(s) to discuss the reason(s) management believes attributed to the significant decrease in the average expected life of the stock options in light of the financial difficulties experienced by Delta Air Lines.

Response:

         We will disclose in future filings any significant changes made by management with respect to the assumptions used in estimating the fair value of stock options granted in the periods presented, and describe the underlying reasons or factors considered in making such changes.

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We sincerely hope that we have thoroughly addressed the comments in your December 14, 2005 letter. We will be pleased to respond promptly to any additional requests for information in order to facilitate your review. Please let me know if you need any additional information.

Very truly yours,
/s/ Edward H. Bastian
Edward H. Bastian
Executive Vice President and Chief Financial Officer
cc:  Ms. Jean Yu

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